For Ministry Use Only
À l'usage exclusif du ministère

Ontario Corporation Number
Numéro de la société en Ontario

1721612

Ministry of Government Services / Ministère des Services gouvernementaux
Ontario
CERTIFICATE / CERTIFICAT
This is to certify that these articles are effective on / Ceci certifie que les présents statuts entrent en vigueur le

JANUARY 2 6 JANVIER, 2016

Director / Directeur
Business Corporations Act / Loi sur les sociétés par actions

Form 8
Business Corporations Act

Formule 8
Loi sur les sociétés par actions

ARTICLES OF ARRANGEMENT
STATUTS D'ARRANGEMENT

1. The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)
Dénomination sociale de la société : (Écrire en LETTRES MAJUSCULES SEULEMENT) :

ST ANDREW GOLDFIELDS LTD.

2. The new name of the corporation if changed by the arrangement: (Set out in BLOCK CAPITAL LETTERS)
Nouvelle dénomination sociale de la société si elle est modifiée par suite de l'arrangement :
(Écrire en LETTRES MAJUSCULES SEULEMENT)

3. Date of incorporation/amalgamation: / Date de la constitution ou de la fusion :
2007-01-01
Year, Month, Day / année, mois, jour

4. The arrangement has been approved by the shareholders of the corporation in accordance with section 182 of the *Business Corporation Act*. / Les actionnaires de la société ont approuvé l'arrangement conformément à l'article 182 de la *Loi sur les sociétés par actions*.

5. A copy of the arrangement is attached to these articles as Exhibit "A" / Une copie de l'arrangement constitute l'annexe «A».

6. The arrangement was approved by the court on / La cour a approuvé l'arrangement le
2016-01-22
Year, Month, Day / année, mois, jour

and a certified copy of the Order of the court is attached to these articles as Exhibit "B". / Une copie certifiée conforme de l'ordonnance de la cour constitue l'annexe «B».

7. The terms and conditions to which the scheme is made subject by the Order have been complied with.
Les conditions que l'ordonnance impose au projet d'arrangement ont été respectées.

These articles are signed in duplicate. / Les présents statuts sont signés en double exemplaire.

ST ANDREW GOLDFIELDS LTD.
Name of Corporation / Dénomination sociale de la société

By/ Par: [signature]
Signature / Signature

Linda Weinzettl - Corporate Secretary
Description of Office / Fonctions

PLAN OF ARRANGEMENT

UNDER SECTION 182
OF THE *BUSINESS CORPORATIONS ACT* (ONTARIO)

ARTICLE 1
INTERPRETATION

1.1 Definitions.

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings ascribed thereto in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

"**Arrangement**" means an arrangement under Section 182(1) of the OBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

"**Arrangement Agreement**" means the agreement made as of November 16, 2015 between the Purchaser and the Company, including all schedules annexed thereto, together with the Company Disclosure Letter and the Purchaser Disclosure Letter, as each may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof.

"**Arrangement Resolution**" means the special resolution of the Company Shareholders approving the Arrangement, which is to be considered at the Company Meeting and will be in substantially the form of Schedule B to the Arrangement Agreement.

"**Articles of Arrangement**" means the articles of arrangement of the Company in respect of the Arrangement required by the OBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably.

"**Business Day**" means a day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario.

"**Certificate of Arrangement**" means the certificate of arrangement to be issued by the Director pursuant to subsection 183(2) of the OBCA in respect of the Articles of Arrangement.

"**Common Shares**" means the common shares in the capital of the Company.

"**Company**" means St Andrew Goldfields Ltd.

"**Company Circular**" means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and

information incorporated by reference in, such management information circular, to be sent to the Company Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

"**Company Meeting**" means the special meeting of Company Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Company Circular and agreed to in writing by the Purchaser.

"**Company Options**" means the outstanding options to purchase Common Shares issued pursuant to the Company's stock option plan, and which are outstanding as of the Effective Time.

"**Company Optionholders**" means the holders of Company Options.

"**Company Shareholders**" means the registered or beneficial holders of the Common Shares, as the context requires, and "**Company Shareholder**" means any one of them.

"**Consideration**" means the consideration to be received by Company Shareholders subsequent to the execution of the Arrangement Agreement and prior to the Effective Date pursuant to the Plan of Arrangement in respect of each Common Share that is issued and outstanding immediately prior to the Effective Time, comprising of 0.0906 of a Purchaser Share per one (1) Common Share.

"**Court**" means the Ontario Superior Court of Justice (Commercial List).

"**Depositary**" means Computershare Investor Services Inc., or any other depositary or trust company, bank or financial institution agreed to between the Purchaser and the Company for the purpose of, among other things, exchanging certificates representing Common Shares for Purchaser Shares in connection with the Arrangement.

"**Director**" means the Director appointed pursuant to Section 278 of the OBCA.

"**Dissent Rights**" means the rights of dissent exercisable by the Company Shareholders in respect of the Arrangement described in Article 3 hereto.

"**Dissenter**" means a Company Shareholder who has duly exercised a Dissent Right and who is ultimately entitled to be paid the fair value of the Common Shares held by such Company Shareholder.

"**Dissenting Shares**" has the meaning ascribed thereto in Section 3.1.

"**DSU Plan**" means the Company's deferred share unit plan for directors, officers and executives of the Company effective as of June 30, 2015, a copy of which is included in the Company Data Room.

"**DSUs**" means the outstanding deferred share units issued under the DSU Plan.

"**Effective Date**" means the date shown on the Certificate of Arrangement.

"**Effective Time**" means 12:01 a.m. (Toronto time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

"**Exchange Ratio**" means 0.0906.

"**Final Order**" means the final order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

"**Governmental Entity**" means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision, agent or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange.

"**Interim Order**" means the interim order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

"**Lien**" means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

"**Letter of Transmittal**" means the letter of transmittal sent to holders of Common Shares for use in connection with the Arrangement.

"**OBCA**" means the *Business Corporations Act* (Ontario).

"**Person**" includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

"**Plan of Arrangement**" means this plan of arrangement proposed under Section 182 of the OBCA, and any amendments or variations made in accordance with this plan of arrangement or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably.

"**Purchaser**" means Kirkland Lake Gold Inc.

"**Purchaser Shares**" means the common shares in the capital of the Purchaser.

"**Replacement Options**" has the meaning ascribed thereto in Section 2.3(c).

"**Tax Act**" means the *Income Tax Act* (Canada).

1.2 Certain Rules of Interpretation.

In this Agreement, unless otherwise specified:

(1) **Headings, etc.** The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

(2) **Currency.** All references to dollars or to $ are references to Canadian dollars.

(3) **Gender and Number.** Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4) **Certain Phrases, etc.** The words (i) "**including**", "**includes**" and "**include**" mean "**including (or includes or include) without limitation,**" (ii) "**the aggregate of**", "**the total of**", "**the sum of**", or a phrase of similar meaning means "**the aggregate (or total or sum), without duplication, of,**" and (iii) unless stated otherwise, "**Article**", "**Section**", and "**Schedule**" followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Plan of Arrangement.

(5) **Statutes.** Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(6) **Computation of Time.** A period of time is to be computed as beginning on the day following the event that began the period and ending at 9:00 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 9:00 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(7) **Time References.** References to time are to local time, Toronto, Ontario.

ARTICLE 2
THE ARRANGEMENT

2.1 Arrangement Agreement.

This Plan of Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement.

2.2 Binding Effect.

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on the Purchaser, the Company, all holders and beneficial owners of Common Shares (including Dissenters), Company Options, holders of DSUs and the Depositary at and after the Effective Time without any further act or formality required on the part of any Person.

2.3 Arrangement.

At the Effective Time the following shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case effective as at five minute intervals starting at the Effective Time:

(a) each issued Common Share outstanding immediately prior to the Effective Time held by a Company Shareholder in respect of which Dissent Rights have been validly exercised will be deemed to have been transferred without any further act or formality, to the Purchaser, free and clear of any Liens, in consideration for a debt claim against the Purchaser in an amount and payable in accordance with Article 5, and:

    (i) such Company Shareholder will cease to be the holder of such Dissenting Shares and will cease to have any rights as holder of such Common Shares other than the right to be paid fair value for such Dissenting Shares as set out in Section 3.1(a);

    (ii) such Company Shareholder's name will be removed as the registered holder of such Dissenting Shares from the registers of Common Shares maintained by or on behalf of the Company; and

    (iii) the Purchaser will be deemed to be the transferee of such Dissenting Shares, free and clear of any Liens.

(b) immediately thereafter, each issued and outstanding Common Share (other than any Common Share in respect of which a Company Shareholder has validly exercised its Dissent Right) will be transferred to, and acquired by the Purchaser, without any act or formality on the part of the holder of such Common Share or the Purchaser, free and clear of all Liens, in exchange for such number of Purchaser Shares equal to the Exchange Ratio, provided that the aggregate number of Purchaser Shares payable to

any Company Shareholder, if calculated to include a fraction of a Purchaser Share, will be rounded down to the nearest whole Purchaser Share, with no consideration being paid for the fractional share, and the name of each such Company Shareholder will be removed from the register of holders of Common Shares and added to the register of holders of Purchaser Shares, and the Purchaser will be recorded as the registered holder of such Common Shares so exchanged and will be deemed to be the legal and beneficial owner thereof.

(c) Each Company Option which is outstanding and which has not been duly exercised prior to the Effective Time, shall be exchanged for an equivalent option (each, a "**Replacement Option**") to purchase from Purchaser the number of Purchaser Shares (rounded down to the nearest whole share) equal to: (i) the Exchange Ratio multiplied by (ii) the number of Common Shares subject to such Company Option immediately prior to the Effective Time. Such Replacement Option shall provide for an exercise price per Purchaser Share (rounded up to the nearest whole cent) equal to: (x) the exercise price per Company Share otherwise purchasable pursuant to such Replacement Option; divided by (y) the Exchange Ratio. It is agreed that all terms and conditions of a Replacement Option, including the term to expiry, vesting schedule, conditions to and manner of exercising, will be the same as the Company Option for which it was exchanged, and shall be governed by the terms of the Company Option Plan, except that the term to expiry of any Replacement Options shall not be affected by a holder of Replacement Options not becoming, or ceasing to be, an employee, officer or director of the Company or the Purchaser, as the case may be.

(d) All other rights to be issued Common Shares existing at the Effective Time and whether or not then vested or otherwise then exercisable, including without limitation arising pursuant to the acquisition by the Company of any option, right, title or interest in or to any real property, mining claims, leases, licenses, mineral or surface rights, shall be and be deemed to be exchanged solely for the right to be issued such number of Purchaser Shares per Common Share as included in the Consideration.

(e) Notwithstanding any vesting or exercise provisions to which a DSU might otherwise be subject, the Effective Date shall be deemed to be the Redemption Date (as defined in the DSU Plan) for all of the then issued and outstanding DSUs, and the Company shall pay to each holder of a DSU such cash amount as is due to such holder under the terms of the DSU Plan (less any amounts withheld pursuant to the DSU Plan or the Plan of Arrangement) and thereafter the DSU Plan will terminate and none of the former holders of DSUs, the Parties or any of their respective successors or assigns shall have any rights, liabilities or obligations in respect of the DSU Plan.

ARTICLE 3
RIGHTS OF DISSENT

3.1 Rights of Dissent.

Pursuant to the Interim Order, holders of Common Shares may exercise dissent rights ("**Dissent Rights**") in connection with the Arrangement pursuant to and in the manner set forth in Section 185 of the OBCA, as modified by the Interim Order and this Section 3.1, provided however that written objection to the Arrangement Resolution must be received by the Company not later than 5:00 p.m. (Toronto time) on the Business Day that is two Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Dissenters who duly exercise their Dissent Rights with respect to their Common Shares ("**Dissenting Shares**") shall be deemed to have transferred the Common Shares held by them and in respect of which Dissent Rights have been validly exercised to the Purchaser free and clear of all Liens, and if they:

(a) ultimately are entitled to be paid fair value for their Dissenting Shares, will be entitled to be paid the fair value of such Dissenting Shares, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Dissenting Shares; or

(b) ultimately are not entitled, for any reason, to be paid fair value for such Dissenting Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Common Shares;

but in no case will the Company be required to recognize such persons as holding Common Shares on or after the Effective Date.

3.2 Recognition of Dissenting Holders.

If a Company Shareholder exercises the Dissent Right, the Purchaser will, on the Effective Date, set aside a number of Purchaser Shares which is attributable under the Arrangement to the Company Shares for which Dissent Rights have been exercised. If the Dissenter is ultimately not entitled to be paid fair value for their Dissenting Shares, they will be deemed to have participated in the Arrangement on the same basis as the non-dissenting Company Shareholder and the Purchaser will distribute to such Company Shareholder the Purchaser Shares that the Company Shareholder is entitled to receive pursuant to the terms of the Arrangement. If Company Shareholder duly complies with the procedures in connection with the exercise of Dissent Rights and is ultimately entitled to be paid fair value for their Dissenting Shares, the Purchaser will pay the amount to be paid in respect of the Dissenting Shares.

ARTICLE 4
CERTIFICATES AND PAYMENTS

4.1 Depositary and Procedures.

(a) The Purchaser will deposit the Purchaser Shares with the Depositary to satisfy the consideration issuable and/or payable to the Company Shareholders pursuant to this Plan of Arrangement (other than Company Shareholders validly exercising Dissent Rights and who have not withdrawn their notice of objection).

(b) After the Effective Date, certificates formerly representing Common Shares which are held by a Company Shareholder will, except for Common Shares held by Dissenters, represent only the right to receive the Consideration issuable and/or payable therefor pursuant to Section 2.3 in accordance with the terms of this Plan of Arrangement.

(c) No dividends or other distributions declared or made after the Effective Date with respect to the Purchaser Shares with a record date after the Effective Date will be payable or paid to the holder of any unsurrendered certificate or certificates for Common Shares which, immediately prior to the Effective Date, represented outstanding Common Shares and will not be payable or paid until the surrender of certificates for Common Shares for exchange for the Consideration issuable and/or payable therefor pursuant to Section 2.3 in accordance with the terms of this Plan of Arrangement.

(d) As soon as reasonably practicable after the Effective Date, the Depositary will forward to each Company Shareholder that submitted a duly completed Letter of Transmittal Letter to the Depositary, together with the certificate (if any) representing the Common Shares held by such Company Shareholder, the certificates representing the Purchaser Shares issued to such Company Shareholder pursuant to Section 2.3(b), which shares will be registered in such name or names and either (i) delivered to the address or addresses as such Company Shareholder directed in their Letter of Transmittal Letter or (ii) made available for pick up at the offices of the Depositary in accordance with the instructions of the Company Shareholder in the Letter of Transmittal.

(e) Company Shareholders that did not submit an effective Letter of Transmittal prior to the Effective Date may take delivery of the Consideration issuable or payable to them by delivering the certificates representing Company Shares formerly held by them to the Depositary at the offices indicated in the Letter of Transmittal. Such certificates must be accompanied by a duly completed Letter of Transmittal, together with such other documents as the Depositary may require. Certificates representing the Purchaser issued to such Company Shareholder pursuant to Section 2.3 will be registered in such name or names and delivered to the address or addresses as such Company Shareholder directed in their Letter of Transmittal or (ii) made available for pick up at the offices of the Depositary in accordance with the instructions of the Company Shareholder in the Letter of Transmittal, as soon as reasonably practicable after receipt by the Depositary of the required certificates and documents.

(f) Any certificate which immediately prior to the Effective Date represented outstanding Common Shares and which has not been surrendered, with all other instruments required by this Article 4, on or prior to the sixth anniversary of the Effective Date, will cease to represent any claim against or interest of any kind or nature in the Company, the Purchaser or the Depositary.

(g) In the event any certificate, which immediately before the Effective Time represented one or more outstanding Common Shares that was exchanged pursuant to Section 2.3, is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the consideration to which such Person is entitled in respect of the Common Shares represented by such lost, stolen, or destroyed certificate pursuant to Section 2.3 deliverable in accordance with such Person's Letter of Transmittal Letter. When authorizing such issuances or payment in exchange for any lost, stolen or destroyed certificate, the Person to whom consideration is to be issued and/or paid will, as a condition precedent to the issuance and/or payment thereof, give a bond satisfactory to the Purchaser and its transfer agent in such sum as the Purchaser may direct or otherwise indemnify the Purchaser in a manner satisfactory to it, against any claim that may be made against one or both of them with respect to the certificate alleged to have been lost, stolen or destroyed.

4.2 No Liens.

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

4.3 Withholding Rights.

The Purchaser, the Company and the Depositary, as applicable, shall be entitled to deduct and withhold from any consideration otherwise payable or otherwise deliverable to any Company Securityholders under the Plan of Arrangement such amounts as the Purchaser, the Company or the Depositary, as applicable, are required or reasonably believe to be required to deduct and withhold from such consideration under any provision of any Laws in respect of Taxes. Any such amounts will be deducted, withheld and remitted from the consideration payable pursuant to the Plan of Arrangement and shall be treated for all purposes under this Agreement as having been paid to the Company Securityholders in respect of which such deduction, withholding and remittance was made; provided that such deducted and withheld amounts are actually remitted to the appropriate Governmental Entity.

4.4 Paramountcy.

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Common Shares, Company Options and DSUs issued prior to the Effective Time, (b) the rights and obligations of the Company Securityholders, the Company, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all

actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Common Shares, Company Options, DSUs or ESPP Shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 5
AMENDMENTS

5.1 Amendments to Plan of Arrangement.

(a) The Company may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by the Purchaser, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) communicated to the Company Securityholders if and as required by the Court.

(b) Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to the Company Meeting (provided that the Purchaser shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c) Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to in writing by each of the Company and the Purchaser (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Company Shareholders voting in the manner directed by the Court.

(d) Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interest of the Company Shareholders.

ARTICLE 6
FURTHER ASSURANCES

6.1 Further Assurances.

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required

by either of them in order further to document or evidence any of the transactions or events set out in this Plan of Arrangement.

Court File No. CV15-11220-00CL

ONTARIO

SUPERIOR COURT OF JUSTICE

COMMERCIAL LIST

THE HONOURABLE	)	FRIDAY, THE 22nd
	)	
JUSTICE MESBUR	)	DAY OF JANUARY, 2016

ST ANDREW GOLDFIELDS LTD.

Applicant

IN THE MATTER OF AN APPLICATION BY ST ANDREW GOLDFIELDS LTD. UNDER SECTION 182 OF THE *BUSINESS CORPORATIONS ACT* (ONTARIO), R.S.O. 1990, CH. B. 16, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT OF ST ANDREW GOLDFIELDS LTD. INVOLVING ITS SECURITYHOLDERS AND KIRKLAND LAKE GOLD INC.

ORDER

THIS APPLICATION made by the Applicant, St Andrew Goldfields Ltd. ("**St Andrew**") pursuant to section 182 of the *Business Corporations Act* (Ontario), R.S.O. 1990, c. B. 16, as amended, (the "**OBCA**") was heard this day at 330 University Avenue, Toronto, Ontario.

ON READING the Notice of Application issued on December 9, 2015, the affidavit of Duncan Keith Middlemiss sworn December 10, 2015, the affidavit of Linda Weinzettl sworn January 20, 2016, together with the exhibits thereto, and the Interim Order of the Honourable Madam Justice Conway dated December 14, 2015, and

ON HEARING the submissions of counsel for St Andrew and counsel for Kirkland Lake Gold Inc. ("**Kirkland**"), no one appearing for any other person, including any securityholder of St Andrew, and having determined that the Arrangement, as described in the Plan of Arrangement attached as Schedule "A" to this order is an arrangement for the purposes of section 182 of the OBCA and is fair and reasonable to the securityholders of St Andrew in accordance with the requirements of that section,

AND ON BEING ADVISED that Kirkland intends to rely on this order to serve as a basis of a claim to an exemption, pursuant to section 3(a)(10) of the *United States Securities Act of 1933*, as amended, from the registration requirements otherwise imposed by that act, regarding the distribution of securities of Kirkland, pursuant to the Plan of Arrangement attached as Schedule "A" to this order.

1. **THIS COURT ORDERS** that the Arrangement, as described in the Plan of Arrangement attached as Schedule "A" to this order, shall be and is hereby approved.

2. **THIS COURT ORDERS** that the Applicant shall be entitled to seek leave to vary this order upon such terms and upon giving such notice as this court may direct, to seek the advice and directions of this court as to the implementation of this order, and to apply for such further order or orders as may be appropriate.

ENTERED AT / INSCRIT À TORONTO
ON / BOOK NO:
LE / DANS LE REGISTRE NO.:

JAN 22 2016

SCHEDULE A

PLAN OF ARRANGEMENT
UNDER SECTION 185 OF THE
BUSINESS CORPORATIONS ACT (ONTARIO)

PLAN OF ARRANGEMENT

UNDER SECTION 182
OF THE *BUSINESS CORPORATIONS ACT* (ONTARIO)

ARTICLE 1
INTERPRETATION

1.1 **Definitions.**

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings ascribed thereto in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

"**Arrangement**" means an arrangement under Section 182(1) of the OBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

"**Arrangement Agreement**" means the agreement made as of November 16, 2015 between the Purchaser and the Company, including all schedules annexed thereto, together with the Company Disclosure Letter and the Purchaser Disclosure Letter, as each may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof.

"**Arrangement Resolution**" means the special resolution of the Company Shareholders approving the Arrangement, which is to be considered at the Company Meeting and will be in substantially the form of Schedule B to the Arrangement Agreement.

"**Articles of Arrangement**" means the articles of arrangement of the Company in respect of the Arrangement required by the OBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably.

"**Business Day**" means a day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario.

"**Certificate of Arrangement**" means the certificate of arrangement to be issued by the Director pursuant to subsection 183(2) of the OBCA in respect of the Articles of Arrangement.

"**Common Shares**" means the common shares in the capital of the Company.

"**Company**" means St Andrew Goldfields Ltd.

"**Company Circular**" means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and

"**DSU Plan**" means the Company's deferred share unit plan for directors, officers and executives of the Company effective as of June 30, 2015, a copy of which is included in the Company Data Room.

"**DSUs**" means the outstanding deferred share units issued under the DSU Plan.

"**Effective Date**" means the date shown on the Certificate of Arrangement.

"**Effective Time**" means 12:01 a.m. (Toronto time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

"**Exchange Ratio**" means 0.0906.

"**Final Order**" means the final order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

"**Governmental Entity**" means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision, agent or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange.

"**Interim Order**" means the interim order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

"**Lien**" means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

"**Letter of Transmittal**" means the letter of transmittal sent to holders of Common Shares for use in connection with the Arrangement.

"**OBCA**" means the *Business Corporations Act* (Ontario).

"**Person**" includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

ARTICLE 2
THE ARRANGEMENT

2.1 Arrangement Agreement.

This Plan of Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement.

2.2 Binding Effect.

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on the Purchaser, the Company, all holders and beneficial owners of Common Shares (including Dissenters), Company Options, holders of DSUs and the Depositary at and after the Effective Time without any further act or formality required on the part of any Person.

2.3 Arrangement.

At the Effective Time the following shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case effective as at five minute intervals starting at the Effective Time:

(a) each issued Common Share outstanding immediately prior to the Effective Time held by a Company Shareholder in respect of which Dissent Rights have been validly exercised will be deemed to have been transferred without any further act or formality, to the Purchaser, free and clear of any Liens, in consideration for a debt claim against the Purchaser in an amount and payable in accordance with Article 5, and:

   (i) such Company Shareholder will cease to be the holder of such Dissenting Shares and will cease to have any rights as holder of such Common Shares other than the right to be paid fair value for such Dissenting Shares as set out in Section 3.1(a);

   (ii) such Company Shareholder's name will be removed as the registered holder of such Dissenting Shares from the registers of Common Shares maintained by or on behalf of the Company; and

   (iii) the Purchaser will be deemed to be the transferee of such Dissenting Shares, free and clear of any Liens.

(b) immediately thereafter, each issued and outstanding Common Share (other than any Common Share in respect of which a Company Shareholder has validly exercised its Dissent Right) will be transferred to, and acquired by the Purchaser, without any act or formality on the part of the holder of such Common Share or the Purchaser, free and clear of all Liens, in exchange for such number of Purchaser Shares equal to the Exchange Ratio, provided that the aggregate number of Purchaser Shares payable to

ARTICLE 3
RIGHTS OF DISSENT

3.1 Rights of Dissent.

Pursuant to the Interim Order, holders of Common Shares may exercise dissent rights ("**Dissent Rights**") in connection with the Arrangement pursuant to and in the manner set forth in Section 185 of the OBCA, as modified by the Interim Order and this Section 3.1, provided however that written objection to the Arrangement Resolution must be received by the Company not later than 5:00 p.m. (Toronto time) on the Business Day that is two Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Dissenters who duly exercise their Dissent Rights with respect to their Common Shares ("**Dissenting Shares**") shall be deemed to have transferred the Common Shares held by them and in respect of which Dissent Rights have been validly exercised to the Purchaser free and clear of all Liens, and if they:

(a) ultimately are entitled to be paid fair value for their Dissenting Shares, will be entitled to be paid the fair value of such Dissenting Shares, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Dissenting Shares; or

(b) ultimately are not entitled, for any reason, to be paid fair value for such Dissenting Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Common Shares;

but in no case will the Company be required to recognize such persons as holding Common Shares on or after the Effective Date.

3.2 Recognition of Dissenting Holders.

If a Company Shareholder exercises the Dissent Right, the Purchaser will, on the Effective Date, set aside a number of Purchaser Shares which is attributable under the Arrangement to the Company Shares for which Dissent Rights have been exercised. If the Dissenter is ultimately not entitled to be paid fair value for their Dissenting Shares, they will be deemed to have participated in the Arrangement on the same basis as the non-dissenting Company Shareholder and the Purchaser will distribute to such Company Shareholder the Purchaser Shares that the Company Shareholder is entitled to receive pursuant to the terms of the Arrangement. If Company Shareholder duly complies with the procedures in connection with the exercise of Dissent Rights and is ultimately entitled to be paid fair value for their Dissenting Shares, the Purchaser will pay the amount to be paid in respect of the Dissenting Shares.

(f) Any certificate which immediately prior to the Effective Date represented outstanding Common Shares and which has not been surrendered, with all other instruments required by this Article 4, on or prior to the sixth anniversary of the Effective Date, will cease to represent any claim against or interest of any kind or nature in the Company, the Purchaser or the Depositary.

(g) In the event any certificate, which immediately before the Effective Time represented one or more outstanding Common Shares that was exchanged pursuant to Section 2.3, is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the consideration to which such Person is entitled in respect of the Common Shares represented by such lost, stolen, or destroyed certificate pursuant to Section 2.3 deliverable in accordance with such Person's Letter of Transmittal Letter. When authorizing such issuances or payment in exchange for any lost, stolen or destroyed certificate, the Person to whom consideration is to be issued and/or paid will, as a condition precedent to the issuance and/or payment thereof, give a bond satisfactory to the Purchaser and its transfer agent in such sum as the Purchaser may direct or otherwise indemnify the Purchaser in a manner satisfactory to it, against any claim that may be made against one or both of them with respect to the certificate alleged to have been lost, stolen or destroyed.

4.2 **No Liens.**

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

4.3 **Withholding Rights.**

The Purchaser, the Company and the Depositary, as applicable, shall be entitled to deduct and withhold from any consideration otherwise payable or otherwise deliverable to any Company Securityholders under the Plan of Arrangement such amounts as the Purchaser, the Company or the Depositary, as applicable, are required or reasonably believe to be required to deduct and withhold from such consideration under any provision of any Laws in respect of Taxes. Any such amounts will be deducted, withheld and remitted from the consideration payable pursuant to the Plan of Arrangement and shall be treated for all purposes under this Agreement as having been paid to the Company Securityholders in respect of which such deduction, withholding and remittance was made; provided that such deducted and withheld amounts are actually remitted to the appropriate Governmental Entity.

4.4 **Paramountcy.**

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Common Shares, Company Options and DSUs issued prior to the Effective Time, (b) the rights and obligations of the Company Securityholders, the Company, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all

by either of them in order further to document or evidence any of the transactions or events set out in this Plan of Arrangement.

IN THE MATTER OF AN APPLICATION BY ST ANDREW GOLDFIELDS LTD. UNDER SECTION 182 OF THE *BUSINESS CORPORATIONS ACT* (ONTARIO), R.S.O. 1990, Ch. B.16, AS AMENDED

Court File No: CV15-11220-00CL

AND IN THE MATTER OF A PROPOSED ARRANGEMENT OF ST ANDREW GOLDFIELDS LTD. INVOLVING ITS SECURITYHOLDERS AND KIRKLAND LAKE GOLD INC.

ONTARIO
SUPERIOR COURT OF JUSTICE - COMMERCIAL LIST

Proceeding commenced at Toronto

O R D E R

MCMILLAN LLP
Brookfield Place
181 Bay Street, Suite 4400
Toronto, ON M5J 2T3

Brett Harrison LS#: 44336A
brett.harrison@mcmillan.ca
Tel: (416) 865-7932 | Fax: (416) 865-7048

Laura Brazil LS#: 60039L
laura.brazil@mcmillan.ca
Tel: (416) 865-7814 | Fax: (416) 865-7048

Lawyers for St Andrew Goldfields Ltd.